Exhibit 33

                                  Certification
            Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, James L. Balsillie, certify that:

1. I have reviewed this amendment to the annual report on Form 40-F of Research In Motion Limited; and

2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report.


    Date: March 30, 2005                        /s/ JAMES L. BALSILLIE
                                               ---------------------------------
                                                Name:    James L. Balsillie
                                                Title:   Chairman and Co-Chief
                                                         Executive Officer

I, Michael Lazaridis, certify that:

1. I have reviewed this amendment to the annual report on Form 40-F of Research In Motion Limited; and

2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report.


    Date: March 30, 2005                        /s/ MICHAEL LAZARIDIS
                                               ---------------------------------
                                                By:      Michael Lazaridis
                                                Title:   President and Co-Chief
                                                         Executive Officer
s

I, Dennis Kavelman, certify that:

1. I have reviewed this amendment to the annual report on Form 40-F of Research In Motion Limited; and

2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report.


     Date: March 30, 2005                       /s/ DENNIS KAVELMAN
                                               ---------------------------------
                                                By:      Dennis Kavelman
                                                Title:   Chief Financial Officer